===============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                         Date of Report: June 3, 2003

                              CEMEX, S.A. de C.V.
            (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                (Translation of Registrant's name into English)

                             United Mexican States
                (Jurisdiction of incorporation or organization)

        Ave. Constitucion 444 Pte. Monterrey, Nuevo Leon, Mexico 64000
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   |X|       Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   |X|

N/A

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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

                                   Contents

1. Press release announcing CEMEX's results for the first quarter of 2003 (attached hereto as exhibit 1).

                                   SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                    CEMEX, S.A. de C.V.
                                                    ----------------------------
                                                    (Registrant)



Date:    June 3, 2003                     By:       /s/  Rafael Garza
                                                    ----------------------------
                                                    Name:  Rafael Garza
                                                    Title:    Chief Comptroller

                                 EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -----------

1 Press release announcing CEMEX's results for the first quarter of 2003

[GRAPHIC OMITTED] CEMEX 2003 FIRST QUARTER RESULTS

[GRAPHIC OMITTED]

                                                                       EXHIBIT 1


                                  First quarter                                  First quarter
                             ------- -------- -------                       ----------------------
                               2003     2002  % Var.                             2003    2002
---------------------------- ------- -------- ------- ---- ------------------ ---------------- ---
Net Sales                     1,597    1,571      2%                               % of Net
                                                                                   Sales
---------------------------- ------- -------- ------- ---- ------------------ ---------------- ---
Gross Profit                    660      706    (6%)                            41.3%   44.9%
---------------------------- ------- -------- ------- ---- ------------------ -------- ------- ---
Operating Income                301      320    (6%)                            18.8%   20.4%
---------------------------- ------- -------- ------- ---- ------------------ -------- ------- ---
Majority net income              81      280   (71%)                             5.1%   17.8%
---------------------------- ------- -------- ------- ---- ------------------ -------- ------- ---
EBITDA                          450      473    (5%)                            28.2%   30.1%
---------------------------- ------- -------- ------- ---- ------------------ -------- ------- ---
Free cash flow                   97       84     15%
---------------------------- ------- -------- ------- ---- ------------------ -------- ------- ---

---------------------------- ------- -------- -------
Net debt                      6,179    6,037      2%
---------------------------- ------- -------- -------
Net debt/EBITDA                 3.2      2.7
---------------------------- ------- -------- -------
Interest coverage               5.0      4.9
---------------------------- ------- -------- -------
Earnings per ADR               0.27     0.96   (72%)
---------------------------- ------- -------- -------
Average ADRs outstanding      304.2    292.1      4%
---------------------------- ------- -------- -------

----------------------------------------------
In millions of U.S. dollars, except ratios and per-ADS amounts.

Average ADRs outstanding presented in millions of ADRs.

Consolidated Net sales increased 2% from the first quarter of 2002 to US$1,597 million. The increase in sales was primarily due to the positive contribution of our newly acquired Puerto Rican unit, combined with higher volumes in Mexico, Spain and the Central America & the Caribbean operations.

Our Cost of Goods Sold as a percentage of net sales increased by 3.5 percentage points versus the year-earlier period, mainly due to the change in our sales mix, as we had higher sales from our multiproducts strategy and ready-mix in Mexico, and weaker exchange rates in some of our markets. Selling, General and Administrative Expenses decreased 7% versus the first quarter of 2002, primarily as a result of our cost cutting efforts, efficiency programs put in place, and the absence of expenses related to the CEMEX Way effort, which we incurred last year.

EBITDA dropped 5% from a year ago to US$450 million, and our consolidated EBITDA margin decreased from 30% in the year-earlier period to 28% in the first quarter of 2003. The two percentage-point drop is attributable to the increased weight of our multi-products and ready mix sales - both of which have lower margins than cement sales.

Foreign Exchange Gain (loss) for the quarter was a loss of US$69 million, versus a gain of US$41 million in the year-earlier period. The foreign exchange loss was primarily due to a stronger U.S. dollar versus the Mexican peso.

Marketable Securities Gain (loss) for the quarter was a loss of US$105 million, versus a gain of US$45 million in the year-earlier period. One of the main components of the loss was the decrease in value of our equity forward contracts designed to hedge our stock options plans.

Majority Net Income for the quarter was US$81 million, a decrease of 71% versus the first quarter of 2002, primarily due to the losses on foreign exchange and marketable securities (explained above).

Net debt at the end of the first quarter was US$6,179 million, versus $6,037 million at the year-earlier period.

Foreign currency translation effect for the quarter was a gain of approximately US$104 million (MXP 1,119 million), versus a gain of approximately US$3 million (MXP 23 million) during the first quarter of 2002. This was primarily due to the appreciation of the euro and the U.S. dollar versus the Mexican peso during the quarter. This result is recognized directly in stockholders' equity.


--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms,         Page 5
U.S. dollar translation methodology and other important disclosures.

EBITDA & Free Cash Flow

                                                         First quarter                              January-March
                                                  -------- ------- --------                    ------- ------ ---------
                                                     2003    2002   % Var.                       2003   2002    % Var.
------------------------------------------------- -------- ------- -------- -----------------  ------- ------ ---------
Operating income                                      301     320     (6%)                        301    320      (6%)
------------------------------------------------- -------- ------- -------- -----------------  ------- ------ ---------
+ Depreciation and operating amortization             149     153                                 149    153
------------------------------------------------- -------- ------- -------- -----------------  ------- ------ ---------
EBITDA                                                450     473     (5%)                        450    473      (5%)
------------------------------------------------- -------- ------- -------- -----------------  ------- ------ ---------
- Net financial expense                                85      63                                  85     63
------------------------------------------------- -------- ------- -------- -----------------  ------- ------ ---------
- Capital expenditures                                 84      74                                  84     74
------------------------------------------------- -------- ------- -------- -----------------  ------- ------ ---------
- Change in working capital                           136     161                                 136    161
------------------------------------------------- -------- ------- -------- -----------------  ------- ------ ---------
- Taxes paid                                           18      51                                  18     51
------------------------------------------------- -------- ------- -------- -----------------  ------- ------ ---------
- Preferred dividend payments                           9      12                                   9     12
------------------------------------------------- -------- ------- -------- -----------------  ------- ------ ---------
- Other cash items                                     21      28                                  21     28
------------------------------------------------- -------- ------- -------- -----------------  ------- ------ ---------
Free cash flow                                         97      84      15%                         97     84       15%
------------------------------------------------- -------- ------- -------- -----------------  ------- ------ ---------

----------------------------
In millions of U.S. dollars.

During the quarter, US$97 million of free cash flow was used as follows: US$20 million for investments, US$20 million for lease payments and US$52 million in interest payments in excess of accrued interests, most of which are likely to be reversed during the course of the year. Net debt increased by US$57 million in the quarter primarily as a result of foreign exchange movements, as we translate our euro-denominated debt into U.S. dollars.

EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income which CEMEX considers to be the most comparable measure as determined under generally accepted accounting principles in Mexico (GAAP). Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such does not have such GAAP cash flow measures to present as comparable to EBITDA or free cash flow.

Debt Related Information
--------------------------------------------------------------------------------

                                   First quarter               Fourth quarter                                   First quarter
                             ------- -------- ------           --------------                                --------- -------
                               2003     2002  % Var.                2002                                        2003    2002
---------------------------- ------- -------- ------- -- ------- --------        ---------------------------- --------- ------
Total debt                    5,818    5,545      5%               5,767         Currency denomination
---------------------------- ------- -------- ------- -- ------- --------
     Short term                 30%      21%                         24%
---------------------------- ------- -------- ------- -- ------- --------        ---------------------------- --------- ------
     Long term                  70%      79%                         76%         U.S. Dollar                       70%     79%
---------------------------- ------- -------- ------- -- ------- --------        ---------------------------- --------- ------
Equity obligations              716      900   (20%)                 716         Japanese Yen                      13%     12%
---------------------------- ------- -------- ------- -- ------- --------        ---------------------------- --------- ------
Cash & cash equivalents         355      407   (13%)                 361         Euro                              13%      7%
---------------------------- ------- -------- ------- -- ------- --------        ---------------------------- --------- ------
Net debt                      6,179    6,037      2%               6,122         Other                              4%      2%
---------------------------- ------- -------- ------- -- ------- --------        ---------------------------- --------- ------
Interest expense                 92       79      9%                  87         Interest rate
---------------------------- ------- -------- ------- -- ------- --------
Preferred dividends               9       12   (25%)                   7
---------------------------- ------- -------- ------- -- ------- --------        ---------------------------- --------- ------
Interest coverage               5.0      4.9                         5.2         Fixed                             69%     33%
---------------------------- ------- -------- ------- -- ------- --------        ---------------------------- --------- ------
Net debt/EBITDA                 3.2      2.7                         3.2         Variable                          31%     35%
---------------------------- ------- -------- ------- -- ------- --------        ---------------------------- --------- ------
Capitalization ratio          48.7%    42.8%                       47.5%         Fixed deferred                     0%     32%
---------------------------- ------- -------- ------- -- ------- --------        ---------------------------- --------- ------

-------------------------------------------

In millions of U.S. dollars, except ratios.

Other developments

On March 6, 2003, CEMEX issued a three-year MXP 1,200 million tranche under its Medium-Term Promissory Notes Program ("Certificados Bursatiles") at an interest rate equal to the Mexican peso interbank offer rate (TIIE) plus 80 basis points.




--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms,          Page 6
U.S. dollar translation methodology and other important disclosures.

Equity Related Information
--------------------------------------------------------------------------------

One CEMEX ADR represents five CEMEX CPOs. The following amounts are expressed in CPO terms

Beginning of quarter CPO-equivalent units outstanding          1,520,779,781
------------------------------------------------------ ----------------------

   Repurchased CPOs                                                        0
   Exercise of stock options not fully hedged                          4,082
   Change in the number of CPOs held in subsidiaries                       0

End of quarter CPO-equivalent units outstanding                1,520,783,863
------------------------------------------------------ ----------------------

Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.


Employee stock options plans

As of March 31, 2003, directors, officers and other employees under our employee stock options plans had outstanding options to acquire 167,926,606 CEMEX CPOs. Of the total options outstanding, 95.4% are fully hedged. The total amount of these options programs represents 11.0% of total CPOs outstanding.


Derivative Instruments
--------------------------------------------------------------------------------

CEMEX periodically utilizes derivative financial instruments such as interest rate and currency swaps, currency and equity forward contracts, options and futures in order to reduce risks associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs, and as hedging instruments of CEMEX's stock option plans, among other purposes.

The following table shows the notional amount for each type of derivative instrument, and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

                                                                 First quarter                                Fourth quarter

                                                              -------------------                            -----------------
Notional amounts                                                  2003    2002                                      2002
-------------------------------------------------------------- -------- ------- ---------------------------- --- -------- ----
Equity *                                                         1,500   1,313                                     1,452
Foreign Exchange                                                 2,750   1,731                                     3,174
Interest Rate                                                    3,576   4,993                                     3,644
-------------------------------------------------------------- -------- ------- ---------------------------- --- -------- ----
Estimated aggregate fair market value                            (570)     423                                     (415)
-------------------------------------------------------------- -------- ------- ---------------------------- --- -------- ----

In millions of U.S. dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts, quoted market prices, as well as the other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair values of the underlying hedge transactions and the overall reduction in the company's exposure to the risks being hedged. As of April 10, 2003, the estimated aggregate fair market value of CEMEX's derivative instruments was (US$463) million.

* The aggregate weighted average exercise price on March 31, 2003 for CEMEX's outstanding stock options, warrants and the CAH obligation was US$24.95 per ADR. On that same date, the aggregate weighted average strike price of CEMEX's equity forward agreements was US$22.76 per ADR.

Effective January 1, 2001, CEMEX adopted Bulletin C-2 Financial Instruments ("Bulletin C-2"), which became effective for all public companies reporting under Mexican GAAP. Bulletin C-2 requires the recognition of all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair values being recorded in the income statement, including instruments negotiated over forecasted transactions. The exceptions to the rule, as they refer to CEMEX, are presented when transactions are entered for hedging purposes. In such cases, the related derivative financial instruments should be valued using the same valuation criteria applied to the hedged asset, liability or equity instrument. CEMEX has recognized increases in assets and liabilities, which resulted in a net liability of US$698 million, arising from the fair value recognition of such derivatives as of March 31, 2003. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities or equity transactions on which the derivatives are being entered into.

--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms,          Page 7
U.S. dollar translation methodology and other important disclosures.

Other Activities
--------------------------------------------------------------------------------

CEMEX announces executive appointments

On March 20, 2003, CEMEX announced several executive appointments that will further strengthen its business strategy and improve the efficiency of its operations throughout the world.

Victor Romo, current President of the South American & Caribbean Region, has been named Executive Vice President of Administration, and will continue to report to CEMEX's CEO. Procurement and Controllership will be reporting to the new EVP of Administration, in addition to the areas that previously reported to Mario de la Garza, Senior Vice President of Administration, who is retiring from the company after a 37-year career that was instrumental in the company's development.

Fernando Gonzalez, current President of CEMEX Asia, substitutes Victor Romo as President of the South American & Caribbean Region, and will also report to the CEO.

Francisco Garza, President of the North America Region; Jose Luis Saenz de Miera, President of the Europe, Middle East & Asia Region; Armando J. Garcia, Executive Vice President of Development and Hector Medina, Executive Vice President of Planning and Finance, will all continue to report to CEMEX's CEO.

This organizational structure will be effective as of May 1, 2003, and reflects CEMEX's flexibility and commitment to promote and stimulate its own executive talent in order to further strengthen the company's ability to excel in a continuously evolving business environment.



New CAH purchase agreement schedule

On April 2003, CEMEX amended the terms of the July 12, 2002 agreements pursuant to which CEMEX had agreed to exchange 28,195,213 CEMEX CPOs for 1,483,365 shares of CEMEX Asia Holdings (CAH) common stock. The terms of the exchange have been modified with respect to 1,398,602 of the CAH shares. Instead of purchasing those CAH shares in four equal quarterly tranches commencing on March 31, 2003, CEMEX has now agreed to purchase those CAH shares in four equal quarterly tranches commencing on March 31, 2004.

Notwithstanding the amendments, for accounting purposes, the CAH shares to be received by CEMEX pursuant to the exchanges are considered to be owned by CEMEX effective as of July 12, 2002. Pending the successful consummation of this transaction, CEMEX will have increased its stake in CAH to 92.25%.


--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms,          Page 8
U.S. dollar translation methodology and other important disclosures.

Operating Results - Mexico
--------------------------------------------------------------------------------

In Mexico, net sales were US$633 million, an increase of 2% versus the first quarter of 2002.

Domestic gray cement volume increased 11% versus the year-earlier period, while ready-mix volume increased 22%. The main drivers of cement and ready-mix demand during the quarter were a strong residential sector and public works on infrastructure and highways.

CEMEX's average realized gray cement price in Mexico remained flat in constant peso terms versus the first quarter of 2002, and decreased 12% in dollar terms due to the depreciation of the Mexican peso versus the U.S. dollar between the periods. The average ready-mix price decreased 8% in constant peso terms and decreased 19% in dollar terms compared with the first quarter of 2002.

Total export volumes decreased 21% versus the first quarter of 2002. Exports from Mexico were distributed as follows:

North America: 67%         The Caribbean: 11%         Central/South America: 22%

The average cash cost of goods sold per metric ton decreased 3% in dollar terms versus the first quarter of 2002, mostly due to the weaker Mexican peso/U.S. dollar exchange rate.


United States
--------------------------------------------------------------------------------


Net sales for CEMEX's U.S. operations were US$350 million, a decrease of 9% compared to the year-earlier period.

Domestic cement volume decreased 3% during the first quarter of 2003 compared to the year-earlier period, while the ready-mix volume increased 1%. A soft industrial and commercial sector, lower public spending on infrastructure and highways, and bad weather during February and early March of 2003 were the main factors affecting cement demand during the quarter.

The average realized cement price decreased 2% versus the first quarter of 2002, while the average ready-mix price remained flat versus the same period a year ago.

The average cash cost of goods sold per metric ton decreased 3% versus the first quarter of 2002.


Spain
--------------------------------------------------------------------------------

Net sales for CEMEX Spain during the quarter were US$256 million, an increase of 27% versus the year-earlier period. Domestic cement volume increased 6% during the quarter compared to the same period a year ago. Ready-mix volume increased 3% for the quarter versus the year-earlier period. The low interest rate environment has benefited residential construction activity; the public works sector was also strong during the quarter and represented a strong source of cement and ready-mix demand.

Exports from CEMEX Spain decreased 4% compared to the first quarter of 2002.

The average domestic cement price decreased 2% in euros and increased 22% in dollar terms compared to the year-earlier period. The average ready-mix price during the period remained flat in euros and increased 24% in dollar terms versus the same period a year ago.

The average cash cost of goods sold per metric ton increased 6% in euros and 30% in dollar terms versus the first quarter of 2002. The increase in dollar terms is due to the appreciation of the euro between March 2002 and March 2003.

--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms,          Page 9
U.S. dollar translation methodology and other important disclosures.

Venezuela
--------------------------------------------------------------------------------

Domestic cement volume for CEMEX's Venezuelan operations decreased 41% compared to the first quarter of 2002. Ready-mix volume decreased 29% versus the first quarter of 2002. The decline in sales volume in the quarter is due to the difficult operating environment that affects the country, which affected our ability to produce and distribute cement and ready-mix.

Export volume from the company's Venezuelan operations during the first quarter decreased 31% compared to the year-earlier period. The North America and Caribbean regions accounted for 55% and 45% of CEMEX Venezuela's exports, respectively.

Domestic cement prices increased 22% in constant Bolivar terms and decreased 11% in dollar terms compared to the first quarter of 2002. During the first quarter of 2003, the average ready-mix price increased 6% in constant Bolivar terms, and decreased 21% in dollar terms compared to the year-earlier period.

The average cash cost of goods sold per metric ton decreased by 20% in dollar terms compared to the first quarter of 2002. A large portion of our cash costs is Bolivar-denominated; hence, the bolivar's depreciation caused these costs to decrease in U.S. dollar terms.


Colombia
--------------------------------------------------------------------------------

In the company's Colombian operations, domestic cement volume remained flat versus the same period of 2002. Ready-mix volume increased 41% versus the year-earlier period. Ready-mix demand was primarily driven by our increased penetration in the residential sector; ready-mix sales to the residential construction sector were 40% of total ready-mix sales, versus 9% during the same period last year.

CEMEX's average realized gray cement price in Colombia was 12% higher in Colombian pesos and 14% lower in dollar terms versus the first quarter of 2002. The average ready-mix price remained flat in Colombian pesos and decreased 22% in dollar terms versus the year-earlier period.

The average cash cost of goods sold per metric ton decreased 6% in dollar terms versus the first quarter of 2002.


Other Operations
--------------------------------------------------------------------------------

Our Asian operations, which include the Philippines, Thailand, Taiwan and Bangladesh, increased sales and domestic cement volumes by 1% and 15% respectively versus the first quarter of 2002. The average realized gray cement price for the region decreased 17% in dollar terms versus the first quarter of 2002. The self-construction sector in the Philippines continues to be the main driver of demand, as expenditures in public works continue to be weak.

Our Central American and Caribbean operations increased sales and domestic cement volumes by 33% and 22%, respectively, versus the first quarter of last year. These increases are mainly attributable to a stronger performance of our operations in Panama, Costa Rica and Nicaragua, as well as the consolidation of our newly acquired Puerto Rican unit. Ready-mix volumes increased 290% versus the year earlier period primarily due to higher volumes in Panama and the incorporation of Puerto Rican Cement, which has ready-mix operations.

In Egypt, domestic cement volume decreased 1% versus the first quarter of 2002. The self-construction sector was the main driver of cement demand. The average domestic cement price in Egypt decreased 30% in dollar terms versus the first quarter of 2002. The lower average price is mainly due to competitive pressures and the depreciation of the Egyptian pound versus the U.S. dollar.

--------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms,          Page 10
U.S. dollar translation methodology and other important disclosures.

Definition of Terms and Disclosures
--------------------------------------------------------------------------------

Methodology for consolidation and presentation of results

CEMEX consolidates its results in Mexican pesos under Mexican generally accepted accounting principles. For the convenience of the reader, U.S. dollar amounts for the consolidated entity are calculated by converting the constant-Mexican peso amounts at the end of each quarter using the end of period Mexican peso/U.S. dollar exchange rate for each quarter. The exchange rates used to convert results for the first quarter of 2003, fourth quarter of 2002 and first quarter of 2002 are 10.78, 10.38 and 9.02 Mexican pesos per 1 U.S. dollar, respectively. CEMEX's weighted average inflation factor between March 31, 2002 and March 31, 2003 was 12.70%.

Per-country figures are presented in U.S. dollars for the convenience of the reader. In the consolidation process, each country's figures are converted to U.S. dollars (except CEMEX Mexico) and then to Mexican pesos under Mexican generally accepted accounting principles. Each country's figures presented in U.S. dollars at March 31, 2003 and March 31, 2002 can be converted to its original local currency amount by multiplying the U.S. dollar figure by the corresponding exchange rate provided below.

To convert March 31, 2002 U.S. dollar figures for Mexico and Venezuela to constant pesos and bolivars, respectively, as of March 31, 2003 it is necessary to first convert the March 31, 2002 U.S. dollars to the corresponding local currency (using the exchange rates provided below), and then multiply the resulting amount by the inflation rate factor provided in the table below.

                                 March 31
                        ---------------------------
Exchange rate                2003         2002          Inflation rate factor
-----------------------------------------------------------------------------
Mexico                      10.78         9.02                 1.057
Spain                        0.93         1.15
Venezuela                   1,600          895                 1.341
Colombia                    2,958        2,261
Egypt                        5.76         4.62
-----------------------------------------------------------------------------
Amounts provided in units of local currency per 1 U.S. dollar.

The Central America & Caribbean region includes CEMEX's operations in Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico, as well as our trading operations in the Caribbean region. The Asia region includes CEMEX's operations in the Philippines, Taiwan, Thailand and Bangladesh.

CEMEX's quarterly reports before 2003 consolidated CEMEX's operations in Panama and the Dominican Republic into Venezuela. Beginning in 2003, CEMEX's Venezuelan operations will not include Panama and the Dominican Republic for presentation purposes, but will now be consolidated into the Central America & Caribbean region. For comparison purposes, Venezuela's and Central America & Caribbean region's figures for 2002 were restated to make them comparable with the new disclosure procedures.

Definition of terms

EBITDA. Equals operating income plus depreciation and operating amortization. Free cash flow. Equals EBITDA minus net interest expense, capital expenditures (maintenance and cement & ready-mix expansion), change in working capital, taxes paid, dividends on preferred equity, and other cash items.
Equity obligations. Equal the outstanding US$650 million balance of preferred equity plus the outstanding US$66 million of preferred capital securities.
Net debt. Equals total debt plus equity obligations, minus cash and cash equivalents.
Interest plus preferred dividend coverage. Is calculated by dividing EBITDA for the last twelve months by the sum of interest expense and preferred dividend payments for the last twelve months (all amounts in constant currency terms). Net debt/EBITDA. Is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months (EBITDA in constant currency terms). Capitalization ratio. Is calculated by dividing the sum of total debt, the US$66 million outstanding preferred capital securities, and the present value of the forward agreements put in place to hedge our warrant obligations by the sum of total debt, the US$66 million outstanding preferred capital securities, the present value of the forward agreements put in place to hedge our warrant obligations and consolidated stockholders' equity.

Earnings per ADR

For the calculation of earnings per ADR, the number of average ADRs outstanding used was as follows: 304.2 million for the first quarter of 2003 and 292.1 million for the first quarter of 2002.